Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
(unaudited)

                                                                                                                  9 Months ended
                                                   Years Ended December 31,                                       September 30,
                                          ------------ ------------- ---------------- ------------ ------------- -----------------

                                              1995          1996            1997           1998           1999             2000
Fixed Charges
  Interest expense on indebtedness          $   8,086    $  15,996        $  14,685      $  6,857      $  5,556        $  10,882
  Interest expense on portion of rent
  expense representative of interest              498          435              394           340           366              330
  Total Fixed Charges                       $   8,584    $  16,431        $  15,079      $  7,197      $  5,922        $  11,212

Earnings (Loss):
  Net income (loss) before provision
  for income taxes and minority interest    $ 124,128    $(189,389)       $(160,544)     $ 34,876      $ 84,735        $  99,617
  Fixed charges per above                       8,584       16,431           15,079         7,197         5,922           11,212
  Total earnings (loss)                     $ 132,712    $(172,958)       $(145,465)     $ 42,073      $ 90,657        $ 110,829
Ratio of earnings to fixed charges              15.46       (10.53)           (9.65)         5.85         15.31             9.88
Coverage deficiency                                 -    $(189,389)       $(160,544)            -             -                -
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